Exhibit 99.2

Arcturus Therapeutics Issues Open Letter to Shareholders

Details Former President and CEO Joseph E. Payne’s Poor Judgment, Failed Leadership and Deceit that Led to His Termination for Cause

Cites Payne’s Self-Dealing and Blatant Disloyalty to Arcturus, its Shareholders and Collaborators

San Diego, CA – March 28, 2018 – Arcturus Therapeutics Ltd. (NASDAQ: ARCT), a leading RNA medicines company, today issued the following open letter to shareholders in connection with the extraordinary general meeting of shareholders (EGM) scheduled on May 7, 2018. The Company has also initiated a lawsuit in the San Diego Superior Court against Joseph E. Payne, former President and CEO, which details Payne’s extensive misconduct during his tenure that ultimately led to his termination for cause, and seeks damages and injunctive relief.

The full text of the letter follows:

March 28, 2018

Dear Fellow Shareholder,

The future value of your Arcturus investment is at risk because Joseph E. Payne and his known associates are seeking to hand-pick new Board representatives to divert value from the shareholders generally to themselves.

We want to set the record straight – Payne’s misconduct, poor judgment and failed leadership led to his termination as CEO in January. Indeed, our ongoing investigation continues to reveal additional details surrounding Payne’s concerted attempts to deceive, manipulate and lie to Arcturus shareholders, partners and other stakeholders, including:

•	Payne’s repeated efforts to transfer valuable intellectual property rights from the Company to Providence Therapeutics for no additional consideration or benefit to Arcturus and its shareholders; and
•	Payne’s undisclosed, unauthorized and lucrative side business, on which he spent substantial time and energy operating during Arcturus business hours for nearly three years, while neglecting his responsibilities and duties to Arcturus.

The facts are clear: Payne consistently abused his authority, and continues to demonstrate a willingness to mislead shareholders for his own personal and financial gain. Had we known the extent of Payne’s egregious behavior earlier, we would have taken steps to terminate him much sooner.

Yesterday, we initiated a lawsuit against Payne, outlining his track record of collusion, deceit and self-dealing. The lawsuit seeks to hold Payne accountable to the Company and its shareholders for damages caused by his breaches of contract and fiduciary duties. The complaint details evidence of significant conflicts of interest, violations of trust and Payne’s willingness to exploit Arcturus and its shareholders to benefit himself and a small sub-group of Arcturus shareholders, including his lifelong personal friends. We will continue to take the appropriate and decisive actions necessary to protect your investment in Arcturus and the future of the Company.

Arcturus will hold its extraordinary general meeting of shareholders on May 7, 2018. Whether or not you plan to attend the meeting in person, we urge you to carefully read this letter and consider the facts.

PAYNE’S POOR JUDGMENT, BAD DECISIONS AND INEFFECTIVENESS AS A CEO

It is important for all shareholders to understand Payne’s actions as CEO of ATI, the privately-held entity that merged with Alcobra in November 2017 and eventually became Arcturus. Given Payne’s control over nearly all of the Board seats of ATI through an agreement and the combined ownership with associates of the Company’s shares, Payne operated with minimal accountability and questionable independence. As we have recently learned, Payne repeatedly failed to communicate material corporate developments to the Board and to uphold his duties as a fiduciary.

Although members of the ATI Board had questions regarding Payne’s experience, judgment and ability to make responsible decisions on behalf of the Company, they had limited recourses to proactively address these questions because of Payne’s rogue decision-making process. For example, Payne approached and retained an investment bank about a potential IPO, against the recommendation of the independent directors who believed that the Company was not at a suitable stage to go public. Payne then inexplicably failed to terminate the investment banking retention agreement, despite significant fees being incurred by the Company. When the Board became aware of the situation, two of the independent directors stepped in and terminated the agreement. This highlights Payne’s lack of attention, lack of understanding of the IPO process and inexperience with public companies, which he continued to demonstrate through questionable judgment calls.

By January 2018, the Board consisted of a majority of independent directors (although a majority of them were people Payne proposed as directors as part of the ATI/Alcobra merger.) They realized there were significant issues with Payne’s ineffective conduct and performance, including his poor judgment and lack of leadership. At this point, the Board learned that Payne was withholding and misrepresenting material information about the Company’s collaboration partnerships, and lying to the Company, Board, our partners and shareholders.

PAYNE’S MANIPULATION, DECEIT AND SELF-DEALING:

TAKING THE FIRST AND LAST DOLLAR FOR HIMSELF AT THE EXPENSE OF SHAREHOLDERS

Payne’s Attempt to Transfer Shareholder Value to Lifelong Personal Friends

Prior to the ATI / Alcobra merger, Payne twice attempted to force the Board to approve an amendment to the existing Joint Venture agreement between ATI and Providence Therapeutics, as requested by Bradley Sorenson, an investor in Arcturus and lifelong personal friend of Payne. Initially, rather than propose the amendment in the ordinary course, Payne casually referenced the amendment during a September 2017 Board meeting, and when questioned, characterized the amendment as a harmless exercise of options that Providence was already entitled to under its existing agreement. The Board decided to table the matter until they could review the amendment in detail at the next Board meeting. With full knowledge of the Board’s decision, Payne emailed Sorenson a few days later and falsely asserted that the Board had approved the proposal. Arcturus later learned that Payne was trying to transfer substantial amounts of Arcturus’ valuable intellectual property to Sorenson and Providence for no additional consideration to Arcturus and its shareholders.

The amendment had no business rationale, provided no benefits to ATI or later Arcturus, and would have transferred value away from you, Arcturus shareholders, to Payne’s friends for free. Later, Payne attempted to push through approval of Board minutes to falsely reflect an approval of the amendment. Your independent Board members immediately and unanimously disputed this, and ensured that the record was properly stated.

Payne’s misrepresentation regarding the amendment’s approval had serious ramifications for the Company and its Board. On December 8, 2017, one of our independent directors spoke with Sorenson regarding the amendment and during the call, Sorenson threatened to initiate a proxy fight against the Company if the amendment was not ratified. Sorenson’s tone in his communications with the Company became increasingly hostile, openly accusing the Arcturus Board of not acting in good faith. Sorenson continued his campaign to pressure Arcturus’ Board into accepting the terms of the amendment well into January 2018, all the while threatening to replace the Company’s Board in an attempt to pressure it to approve what would have been a disastrous deal for Arcturus shareholders. Further, in a number of conversations with Arcturus employees, Payne noted that he had a plan to replace the Board and “take back my company.”

The dispute over the value destructive Providence agreement, and Payne’s efforts to manipulate the Board into approving it, caused the Board to lose confidence in Payne. These types of backroom arrangements with friends at the expense of the majority of shareholders, and in direct violation of his fiduciary duties to you, the Arcturus shareholders, demonstrate Payne’s attempts to advance his own self-serving agenda. As independent Board members, we determined Payne was a liability to the Company, and to prevent Payne from further attempts to siphon value from Arcturus shareholders, we took decisive action to terminate Payne immediately.

Our investigation has also uncovered evidence of suspicious trading activity prior to several recent key announcements from the Company, including Sorenson’s trades in Arcturus securities that took place the day before the announcement of our strategic collaboration with CureVac on January 4, 2018, as disclosed in Sorenson’s 13D filing on January 19, 2018. While our investigation remains active and ongoing, Arcturus plans to share the evidence with the Securities and Exchange Commission in the coming days.

Following repeated requests from Arcturus and our attorneys, we recently received back from Payne his Company-issued-and-paid-for cell phone, more than two months following his termination. The device had been reset to its factory settings, a move by Payne that deleted all information contained on the phone. This raises the question of “what else is Payne hiding from Arcturus and its shareholders?”

PAYNE’S ASSOCIATES AND NOMINEES

Consistent with our commitment to best-in-class corporate governance practices, the Board initiated a process to meet with Payne’s four proposed nominees. Following outreach efforts led by the Chair of our Nominating Committee, we have not received any responses. As an initial step, we identified concerns with at least one of the nominees based on preliminary research, including a report from a well-respected national publication regarding the nominee’s abusive workplace behavior. These concerns underscore the importance of meeting with Payne’s nominees to evaluate their qualifications and fitness for a seat on the Arcturus Board. As we have previously stated, we cannot proceed if the nominees do not respond to our requests for meetings with them.

TO MAKE AN INFORMED DECISION AT THE UPCOMING EXTRAORDINARY GENERAL MEETING

SHAREHOLDERS NEED TO KNOW ABOUT THE REAL JOE PAYNE

Reality:	Facts:
Payne shirked his responsibilities as President and CEO

Payne operated an undisclosed, unauthorized and lucrative side business out of Arcturus’ offices and during business hours, in which he acted as a vendor selling products, including a substance called Ionophore, to various corporate buyers, in violation of his employment agreement.

Payne recruited at least two ATI executives in his scheme, and used his position as CEO to negotiate more favorable terms for these personal transactions.

Payne was a weak CEO that ignored the Board’s important oversight role and perspectives	On numerous occasions, Payne withheld important information from the rest of the Board regarding the Company’s collaborations with various partners. Although Payne learned that there were serious problems with these partnerships over the course of 2017, Payne did not appropriately communicate these problems to the Board, and Payne did nothing himself to fix them.

Despite his continuing fiduciary duties as a Company Director, Payne continues to put Arcturus and our shareholders at significant risk through a vindictive campaign of interference and sabotage fueled by spite. His actions recently resulted in the rejection of an otherwise routine proposal to appoint new independent auditors – the same firm that effectively audited ATI for years prior to the merger with Alcobra. This has delayed the filing of our financial results and has the potential to expose Arcturus to serious consequences including potential delisting from NASDAQ.

ARCTURUS’ DIRECTOR NOMINEES ARE EXPERIENCED, RESPECTED AND COMMITTED TO
PROTECTING SHAREHOLDERS’ RIGHTS AND INTERESTS

Arcturus has a highly qualified and actively engaged Executive Committee of the Board comprised of respected and proven leaders with decades of management experience. Collectively, the Company’s Board brings a wide variety of healthcare, drug development and commercialization, and financial expertise that is critical to Arcturus’ business.

The Executive Committee of Arcturus’ Board unanimously recommends shareholders vote “FOR” Proposals 4, 5 and 6 at the Extraordinary General Meeting of Shareholders on May 7, 2018 and support the Company’s Executive Committee of the Board of Directors, comprised of four highly qualified and experienced directors – Dr. Stuart Collinson, Mr. Craig Willett, Mr. Daniel Geffken and Dr. David Shapiro. Two of these directors were first nominated to the Board by Payne as part of the ATI/Alcobra merger.

-	Proposal 4: Approval of the removal of Mr. Joseph Payne from his role as a Director on Arcturus’ Board, with immediate effect.
-	Proposal 5: Ratification of the appointment of Ernst & Young LLP as Arcturus’ independent auditors for the audit of Arcturus’ financial statements for the year ended December 31, 2017 and for the additional period until Arcturus’ annual meeting of shareholders in 2018.
-	Proposal 6: To approve the adjournment or postponement of the EGM until a later date, time and venue as determined by the chairperson of the EGM (subject to any required notification under Israeli law).

The Executive Committee of your Board is committed to doing what is necessary to protect Arcturus’ rights and the interests of our shareholders and other stakeholders.

Sincerely,

Dr. Stuart Collinson, Mr. Craig Willett, Mr. Daniel Geffken and Dr. David Shapiro

The Executive Committee of Arcturus’ Board of Directors

If investors have any questions, please contact the Company’s proxy solicitor:

509 Madison Avenue

Suite 1608

New York, NY 10022

Stockholders Call Toll Free: (800) 662-5200

E-mail: ARCT@morrowsodali.com

Additional Information and Where to Find It

In connection with the meeting, Arcturus will make available to its shareholders of record a proxy statement describing the time and place for, and other logistical information related to, the meeting and the proposal to be voted upon at the meeting, along with a WHITE proxy card enabling them to submit their votes on that proposal. Arcturus will also be furnishing copies of the proxy statement and WHITE proxy card to the United States Securities and Exchange Commission, or the SEC, in a Report of Foreign Private Issuer on Form 6-K, which may be obtained for free from the SEC’s website at www.sec.gov and will be available on Arcturus’ website at http://ir.arcturusrx.com/. SHAREHOLDERS OF THE COMPANY ARE STRONGLY ENCOURAGED TO READ SUCH PROXY STATEMENT, ACCOMPANYING WHITE PROXY CARD AND ALL OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE AS THEY WILL CONTAIN IMPORTANT INFORMATION.

The full text of the proposed resolution for the meeting, together with the form of the WHITE proxy card, may also be viewed beginning on Wednesday, April 11, 2018, at the registered office of Arcturus, c/o MeitarLiquornik Geva Leshem Tal, 16 Abba Hillel Road, Ramat Gan, Israel 5250608, 12th Floor, from Sunday to Thursday (excluding holidays), 10:00 a.m. to 5:00 p.m. (Israel time). Arcturus’ telephone number at its registered office is +972-3-610-3157.

About Arcturus Therapeutics Ltd.

Founded in 2013 and based in San Diego, Arcturus Therapeutics Ltd. (NASDAQ: ARCT) is an RNA medicines company with enabling technologies - UNA Oligomer chemistry and LUNAR™ lipid-mediated delivery. Arcturus’ diverse pipeline of RNA therapeutics includes programs pursuing rare diseases, Hepatitis B, non-alcoholic steatohepatitis (NASH), cystic fibrosis, and vaccines. Arcturus' versatile RNA therapeutics platforms can be applied toward multiple types of RNA medicines including small interfering RNA, messenger RNA, replicon RNA, antisense RNA, microRNA and gene editing therapeutics. Arcturus owns LUNAR lipid-mediated delivery and Unlocked Nucleomonomer Agent (UNA) technology including UNA Oligomers, which are covered by its extensive patent portfolio (120 patents and patent applications, issued in the U.S., Europe, Japan, China and other countries). Arcturus' proprietary UNA technology can be used to target individual genes in the human genome, as well as viral genes, and other species for therapeutic purposes. Arcturus’ commitment to the development of novel RNA therapeutics has led to partnerships with Janssen Pharmaceuticals, Inc., part of the Janssen Pharmaceutical Companies of Johnson & Johnson, Ultragenyx Pharmaceutical, Inc., Takeda Pharmaceutical Company Limited, Synthetic Genomics Inc., CureVac AG and Cystic Fibrosis Foundation Therapeutics Inc. For more information, visit www.ArcturusRx.com, the content of which is not incorporated herein by reference.

Forward-Looking Statements

This press release may contain “forward-looking statements” that involve substantial risks and uncertainties for purposes of the safe harbor provided by the Private Securities Litigation Reform Act of 1995. Any statements, other than statements of historical fact, included in this press release regarding strategy, future operations, collaborations, future financial position, prospects, plans and objectives of management are forward-looking statements. Examples of such statements may include, but are not limited to, statements relating to the expectations regarding voting by Arcturus’ shareholders. Arcturus may not actually achieve the plans, carry out the intentions or meet the expectations or projections disclosed in any forward-looking statements and you should not place undue reliance on those forward-looking statements. Any such statements are based on management’s current expectations and involve risks and uncertainties. Actual results and performance could differ materially from those projected in any forward-looking statements.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Arcturus’ (formerly Alcobra Ltd.’s) Annual Report on Form 20-F for the fiscal year ended December 31, 2016, filed with the SEC on April 28, 2017 and in subsequent filings with, or submissions to, the SEC. Except as otherwise required by law, Arcturus disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date they were made, whether as a result of new information, future events or circumstances or otherwise.

Media Contacts

Arcturus Therapeutics

(858) 900-2660

info@arcturusRx.com

Andrew Brimmer / Trevor Gibbons / Joseph Sala

Joele Frank, Wilkinson Brimmer Katcher

(212) 355-4449

Investor Contacts

Michael Wood

LifeSci Advisors LLC

(646) 597-6979

mwood@lifesciadvisors.com

Mike Verrechia

Morrow Sodali, LLC

(212) 300-2476

ARCT@morrowsodali.com